Exhibit 99.1

FF305 Page 1 of 9 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holdings Inc. Date Submitted: 12 January 2026 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 08 January 2026 3,366,778,024 0 3,366,778,024 1). Other (please specify) See Part B Date of changes 09 January 2026 % Closing balance as at (Notes 5 and 6) 09 January 2026 3,366,778,024 0 3,366,778,024

FF305 Page 2 of 9 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares (or other securities) but not cancelled Date of changes 03 November 2025 1,418,421 % USD 5.6179 2). Repurchase of shares (or other securities) but not cancelled Date of changes 04 November 2025 1,476,174 % USD 5.4194 3). Repurchase of shares (or other securities) but not cancelled Date of changes 05 November 2025 1,489,263 % USD 5.3576 4). Repurchase of shares (or other securities) but not cancelled Date of changes 13 November 2025 534,000 % USD 5.618 5). Repurchase of shares (or other securities) but not cancelled Date of changes 14 November 2025 530,802 % USD 5.6518 6). Repurchase of shares (or other securities) but not cancelled Date of changes 17 November 2025 539,205 % USD 5.5637 7). Repurchase of shares (or other securities) but not cancelled Date of changes 18 November 2025 544,206 % USD 5.5126 8). Repurchase of shares (or other securities) but not cancelled Date of changes 19 November 2025 536,007 % USD 5.5969 9). Repurchase of shares (or other securities) but not cancelled Date of changes 20 November 2025 521,826 % USD 5.749 10). Repurchase of shares (or other securities) but not cancelled Date of changes 21 November 2025 516,576 % USD 5.8075 11). Repurchase of shares (or other securities) but not cancelled Date of changes 24 November 2025 522,519 % USD 5.7357

FF305 Page 3 of 9 v 1.3.0 12). Repurchase of shares (or other securities) but not cancelled Date of changes 25 November 2025 515,472 % USD 5.8199 13). Repurchase of shares (or other securities) but not cancelled Date of changes 26 November 2025 520,713 % USD 5.7613 14). Repurchase of shares (or other securities) but not cancelled Date of changes 28 November 2025 519,966 % USD 5.7627 15). Repurchase of shares (or other securities) but not cancelled Date of changes 01 December 2025 537,456 % USD 5.5601 16). Repurchase of shares (or other securities) but not cancelled Date of changes 02 December 2025 542,613 % USD 5.5285 17). Repurchase of shares (or other securities) but not cancelled Date of changes 03 December 2025 539,463 % USD 5.5598 18). Repurchase of shares (or other securities) but not cancelled Date of changes 04 December 2025 530,358 % USD 5.6014 19). Repurchase of shares (or other securities) but not cancelled Date of changes 05 December 2025 523,047 % USD 5.7345 20). Repurchase of shares (or other securities) but not cancelled Date of changes 08 December 2025 523,377 % USD 5.7289 21). Repurchase of shares (or other securities) but not cancelled Date of changes 09 December 2025 552,642 % USD 5.4284 22). Repurchase of shares (or other securities) but not cancelled Date of changes 10 December 2025 528,795 % USD 5.6733 23). Repurchase of shares (or other securities) but not cancelled Date of changes 11 December 2025 512,760 % USD 5.8507

FF305 Page 4 of 9 v 1.3.0 24). Repurchase of shares (or other securities) but not cancelled Date of changes 12 December 2025 519,474 % USD 5.775 25). Repurchase of shares (or other securities) but not cancelled Date of changes 15 December 2025 540,891 % USD 5.5437 26). Repurchase of shares (or other securities) but not cancelled Date of changes 16 December 2025 545,895 % USD 5.4853 27). Repurchase of shares (or other securities) but not cancelled Date of changes 17 December 2025 545,517 % USD 5.4994 28). Repurchase of shares (or other securities) but not cancelled Date of changes 18 December 2025 557,376 % USD 5.3824 29). Repurchase of shares (or other securities) but not cancelled Date of changes 19 December 2025 560,436 % USD 5.353 30). Repurchase of shares (or other securities) but not cancelled Date of changes 22 December 2025 557,064 % USD 5.383 31). Repurchase of shares (or other securities) but not cancelled Date of changes 24 December 2025 557,895 % USD 5.3773 32). Repurchase of shares (or other securities) but not cancelled Date of changes 26 December 2025 556,632 % USD 5.3895 33). Repurchase of shares (or other securities) but not cancelled Date of changes 29 December 2025 558,708 % USD 5.3695 34). Repurchase of shares (or other securities) but not cancelled Date of changes 30 December 2025 563,220 % USD 5.3241 35). Repurchase of shares (or other securities) but not cancelled Date of changes 31 December 2025 569,481 % USD 5.268

FF305 Page 5 of 9 v 1.3.0 36). Repurchase of shares (or other securities) but not cancelled Date of changes 02 January 2026 938,955 % USD 5.3251 37). Repurchase of shares (or other securities) but not cancelled Date of changes 05 January 2026 616,191 % USD 5.68 38). Repurchase of shares (or other securities) but not cancelled Date of changes 06 January 2026 602,154 % USD 5.8125 39). Repurchase of shares (or other securities) but not cancelled Date of changes 07 January 2026 885,921 % USD 5.6438 40). Repurchase of shares (or other securities) but not cancelled Date of changes 08 January 2026 609,408 % USD 5.7433 41). Repurchase of shares (or other securities) but not cancelled Date of changes 09 January 2026 616,236 0.018 % USD 5.6796 Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,506,225,794 shares (comprising 3,366,778,024 Class A ordinary shares and 139,447,770 Class B ordinary shares).

FF305 Page 6 of 9 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 7 of 9 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 09 January 2026 616,236 On another stock exchange New York Stock Exchange USD 5.75 USD 5.63 USD 3,499,995 Total number of shares repurchased 616,236 Aggregate price paid $ USD 3,499,995 Number of shares repurchased for cancellation 616,236 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 27 June 2025 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 360,216,007 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 93,841,749 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 2.605% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 08 February 2026

FF305 Page 8 of 9 v 1.3.0 We hereby confirm that the repurchases made on another stock exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 17 April 2025 which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 9 of 9 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)